SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

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information contained in this Form, is also thereby furnishing the information to the

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Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated October 27, 2005 re. France Telecom to sell to TP its 34% stake in Centertel.

Paris, October 27th, 2005

France Telecom to sell to TP its 34% stake in Centertel to reinforce TP Group integrated operator strategy

On October 27th, 2005 France Telecom announced the signature of an agreement with Telekomunikacja Polska (« TP »), following the offer from TP to France Telecom to acquire its 34% stake in their joint subsidiary, Centertel. The total cash consideration for the 34% stake is PLN 4.88 billion. Following the transaction, France Telecom will still hold a controlling 47.5% stake in TP, which by now holds 100% of its mobile branch Centertel.

This transaction, which will have no impact on France Telecom’s consolidated net debt position, will enable TP to implement its integrated operator strategy, while enhancing its capital structure and ensuring sufficient financial flexibility for future dividend distribution policy. This operation creates value for both shareholders of France Telecom and TP.

Centertel is the second largest mobile operator in Poland with more than 9 million clients and a market share of 33.5% by the end of September 2005. In 2004, Centertel generated revenues of PLN 5.64 billion.

The proposal submitted by the Management Board of TP was approved by the Supervisory Board of TP, which appointed a special committee composed of its four independent directors, in compliance with TP governance rules. The Transaction was subsequently approved by the Board of Directors of France Telecom.

France Telecom selected ABN AMRO as financial advisor for the transaction and Gide Loyrette and Nouel as the legal advisor.

The Management Board of TP was advised by Citigroup and the special committee appointed by the Supervisory Board of TP by Merrill Lynch. Linklaters was the legal advisor of the Managing Board of TP.

Press Contacts :

+33 (0)1 44 44 93 93

Nilou du Castel	nilou.ducastel@francetelecom.com
Sébastien Audra	sebastien.audra@francetelecom.com
Bertrand Deronchaine	bertrand.deronchaine@francetelecom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 27, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information